DUNDEE CORPORATION REAL ESTATE SUBSIDIARY ACQUIRES

TORONTO APARTMENT PORTFOLIO

FOR IMMEDIATE RELEASE

Toronto - May 18, 2005 - Dundee Realty Corporation (“Dundee Realty”), Dundee Corporation’s (TSX: DBC.SV.A) real estate subsidiary announced today that it has acquired a 550-unit Toronto apartment portfolio at an aggregate purchase price of $46.9 million.  The portfolio consists of four apartment buildings located in North York, Toronto.

Dundee Realty has partially financed the acquisition with a ten year, $36.7 million CMHC insured first mortgage bearing interest at the rate of 4.74% per annum.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $41 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S.  Real estate activities also include a 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.7 million square feet of high quality office, industrial and retail properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Dundee Corporation

President & Chief Executive Officer

Telephone (416) 365-5665

Michael Cooper

Dundee Realty Corporation

President, Chief Executive Officer

Telephone (416) 365-5145

Joanne Ferstman

Dundee Corporation

Chief Financial Officer

Telephone (416) 365-5010